Exhibit 8.1

Subsidiaries of the Registrant

Company Name in English	Jurisdiction of Incorporation

Konami Digital Entertainment Co., Ltd.	Japan

KPE, Inc.	Japan

Konami Sports Life & Co., Ltd.	Japan

Konami Real Estate, Inc.	Japan

COMBI WELLNESS Corporation	Japan

The Club at Yebisu Garden Co., Ltd	Japan

Self Fitness Club Co., Ltd	Japan

Sportsplex Japan Co., Ltd.	Japan

KPR, Inc.	Japan

HUDSON SOFT CO., LTD.	Japan

Konami Manufacturing & Service, Inc.	Japan

Internet Revolution Inc.	Japan

Konami Digital Entertainment, Inc.	U.S.A

Konami Gaming, Inc.	U.S.A

Konami Corporation of America	U.S.A

Hudson Entertainment, Inc.	U.S.A

Konami Digital Entertainment B.V.	Holland

Konami Digital Entertainment GmbH	Germany

Konami Digital Entertainment Limited	China

Konami Software Shanghai, Inc.	China

Konami Australia Pty Ltd	Australia

Konami Gaming (Australia) Pty Ltd.	Australia

Konami Computer Entertainment Europe, Ltd.	UK